Please Reply to Las Vegas Office

Writer's email: kstein@nevadafirm.com

March 24, 2016

United States Securities and Exchange Commission 100 F Street, NE Washington DC 20549 Attn: Mara L. Ransom, Assistant Director – Office of Consumer Products

RE:	Capital Art, Inc. Amendment No. 3 to Form 10-12G Filed January 19, 2016 File No. 000-55370

Dear Ms. Ransom:

Please allow this letter to be considered our supplement to our prior formal response to your comments outlined in your January 19, 2016 letter.

We will update our prior responses to each comment in order:

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 30

1. We reviewed the revisions made in response to comment 5. Please revise to state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant and state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to Item 304(a)(1)(iv)(B) and (C) of Regulation S-K. Please also revise to identify the newly engaged accountant and indicate whether the date of such accountant’s engagement. Refer to Item 304(a)(2) of Regulation S-K.

Further, please confirm that you have provided the former accountant with a copy if the disclosures you are making in response to Item 304(a) of Regulation S-K. The former accountant should receive a copy of these disclosures no later than the day the disclosures are filed. Please also confirm that you requested that the former accountant furnished you with a letter addressed to the Commission stating whether it agrees with the statements you made in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. You should file the former accountant’s letter as an exhibit to the registration statement. Refer to Item 304(a) (3) of Regulation S-K.

Response: We are filing an Amendment 4 to Form 10-12G to formally address Item 304(a) of Regulation S-K shortly.

2. We reviewed your response to comment 5. Please tell us the date the prior accounting firm was dismissed. Please also tell us the date the new accounting firm was engaged. If one or both of these dates was after April 13, 2015, the date of your Form 10 became effective and you became subject to the periodic reporting requirements of the Securities Exchange Act of 1934, please file an item 4.01 Form 8-k.

Response: We are filing an item 4.01 Form 8-K shortly upon submitting this letter.

Please advise me directly if there are any other requirements and/or if you have any questions. I appreciate your time and consideration in this matter. I look forward to completing this matter.

Very truly yours, HOLLEY DRIGGS WALCH FINE WRAY PUZEY & THOMPSON /s/ Kimberly P. Stein Kimberly P. Stein

Attachment

cc: Client

      Eide Bailly LLP

KPS: